NEWS RELEASE

New York - AG	August 8, 2022
Toronto – FR
Frankfurt – FMV

First Majestic Releases 2021 Sustainability Report

Vancouver, BC, Canada – First Majestic Silver Corp. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the release of its 2021 Sustainability Report summarizing the Company’s Environmental, Social and Governance (“ESG”) performance. The Sustainability Report and the Company's performance indicators follow the Global Reporting Initiative and Sustainability Accounting Standards Board metrics. The report is available for review under the Corporate Responsibility section of First Majestic’s website (www.firstmajestic.com).

“In 2021, First Majestic achieved record production of 26.9 million silver equivalent ounces representing a 32% increase compared to the previous year. This record was in part due to our focus on responsible and sustainable mining integrated with our vision to become the world's largest primary silver producer,” stated Keith Neumeyer, President and CEO. “I strongly believe that our efforts in 2021 demonstrated our commitment to sustainability and to improving lives and communities in our host regions while increasing shareholder value, as well as driving positive changes for society and delivering long-term benefits for all First Majestic stakeholders."

First Majestic is integrating sustainable practices and programs across its operations. In May of this year, the Board of Directors created a new environmental, social, health and safety committee (the "ESHS Committee"). The goal of the ESHS Committee is to monitor, assess and make recommendations to the Board on sustainability matters. Board director, Jean des Rivières serves as Chair of the ESHS Committee and is joined by directors, Marjorie Co and Raymond Polman.

2021 ESG Highlights

•Overall safety key performance indicators improved across our Mexican operations in 2021. Year-over-year, the Total Recordable Incident Rate decreased from 0.95 to 0.93 and Total Lost Injury Time decreased from 0.31 to 0.23.
•Throughout the ongoing COVID-19 pandemic, we maintained a similar sized workforce in 2021 when compared to 2020. The construction of the dual-circuit plant at Santa Elena and the ramp-up of the nearby Ermitaño mine opened more than 500 new direct and indirect jobs. The majority of these jobs were filled from communities in the state of Sonora. At the Jerritt Canyon operation in Nevada, approximately 290 direct employees and 270 indirect employees were integrated following the Company’s acquisition on April 30, 2021. As of December 31, 2021, First Majestic employed a total of 5,287 people, consisting of 3,055 employees and 2,232 contractors.

•We continued our commitment to Equity, Diversity and Inclusion across our workforce. In 2021, approximately 19% of our new hires were women. Women now account for approximately 12% of our full-time and direct employees, 43% of our Board of Directors, and 40% of our executive officers.
•Last year, First Majestic advanced the transition from diesel fuel to clean-burning liquefied natural gas (“LNG”) at Santa Elena. This transition reduced our overall annual greenhouse gas emissions by approximately 17% between 2019 and 2021. Today, our Mexican operations are 40% powered by LNG, up from 16% five years ago.
•No environmental mine tailings incidents were reported across all operational and non-operational mines. First Majestic differentiates itself from many other mining companies as tailings are dry stacked at all our Mexican operations.
•In 2021, total community investments reached US$3.0 million, a 36% increase compared to 2020. Access to clean water, irrigation, health services, education programs, economic diversification and culture initiatives remained our local stakeholders' priorities, and First Majestic is pleased to support them. The Company has also increased its resources dedicated to the COVID-19 community response by more than 50% to approximately $445,000.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Jerritt Canyon Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest possible premiums.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

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